Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR

August 24, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Courtney Lindsay, Celeste M. Murphy, Tracie Mariner, and Kevin Vaughn

Re:	Metacrine, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted July 31, 2020

CIK No. 0001634379

Dear Mr. Lindsay:

On behalf of our client, Metacrine, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 10, 2020 (the “Comment Letter”) with respect to the Company’s Amendment No. 3 to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on July 31, 2020 (“DRS Amendment No. 3”). Concurrently with the submission of this response letter, the Company is filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Prospectus Summary

Overview, page 1

1.

We note your response to our prior comment 2. Please revise your disclosure to provide the basis for the belief that FXR agonists can be the backbone of a combination therapy in NASH. It remains unclear how you determined that FXR agonists can be the chief support in such therapy.

Response: The Company has revised the disclosure on pages 2, 17, 74, 87-88 and 97 of the Registration Statement to remove “backbone” references.

2.

We note your response to our prior comment 3 and your revisions. Given the early stage of development of your product candidates and the very speculative nature of assessing your position in the industry, we continue to object to using terms such as “best-in-class.” Please remove this language and any similar language throughout your registration statement .

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange

Commission

August 24, 2020

Page Two

Response: The Company has revised the disclosure on pages 1, 3-5, 74, 87, 89-90, 92, 103 and F-7 of the Registration Statement to remove “best-in-class” references.

3.

We have considered your response to our prior comment 5 and your revisions, including the additional disclosure you provided. Please remove references to the potential “potency” of your product candidates throughout your registration statement.

Response: The Company respectfully advises the Staff that references to “potency” in the Registration Statement are intended to refer to the amount of a drug that is needed to produce a given pharmacological effect and is determined by the receptor affinity of a drug. The receptor affinity of a drug is measured by determining the half-maximally effective concentration (EC50) for producing a given effect, a commonly accepted measure of the potency of a drug’s affinity for a receptor. Higher potencies are represented with smaller numbers using this measurement. The Company applied this measurement in preclinical studies, as disclosed in the Registration Statement, and such measurement is both customary and common in the development of small molecule drug treatments. The Company does not believe it is using potency in a manner inconsistent with industry practice in describing a small molecule product candidate’s desired or observed characteristics in clinical trials and preclinical studies, or in a manner that denotes safety or efficacy determinations.

In addition, the Company acknowledges that the term “potency” has a different meaning with respect to certain biological products such as cellular and gene therapy products. “Potency” with respect to these products is defined by the FDA as “the specific ability or capacity of the product, as indicated by appropriate laboratory tests or by adequately controlled clinical data obtained through the administration of the product in the manner intended, to effect a given result.”1 Potency and potency tests for cellular and gene therapy products are uniquely regulated by the FDA in connection with a Biologics License Application. The Company’s FXR agonist product candidates are small molecules, not biological products, and so this definition is not applicable to the Company’s product candidates or its statements with respect thereto.

The Company also respectfully advises the Staff that several other registrants with small molecule product candidates have included references to “potency” when describing a product candidate’s desired or observed characteristics (and other similar statements, such as “potent” and “more potent”) in recent IPO registration statements, including the following:

•	Inventiva S.A. – Registration Statement on Form F-1 (Registration No. 333-239312) filed with the Commission on July 8, 2020

•	Pliant Therapeutics, Inc. – Registration Statement on Form S-1 (Registration No. 333-238146) filed with the Commission on June 2, 2020

•	Oric Pharmaceuticals, Inc. – Registration Statement on Form S-1 (Registration No. 333-236792) filed with the Commission on April 23, 2020

•	Zentalis Pharmaceuticals, LLC – Registration Statement on Form S-1 (Registration No. 333-236959) filed with the Commission on March 30, 2020

[1]	See U.S. FDA Guidance for Industry—Potency Tests for Cellular and Gene Therapy Products, CDER January 2011.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange

Commission

August 24, 2020

Page Three

•	Imara, Inc. – Registration Statement on Form S-1 (Registration No. 333-236465) filed with the Commission on March 10, 2020

•	Applied Therapeutics, Inc. – Registration Statement on Form S-1 (Registration No. 333-230838) filed with the Commission on April 29, 2019

•	Turning Point Therapeutics, Inc. – Registration Statement on Form S-1 (Registration No. 333-230428) filed with the Commission on April 16, 2019

•	Unity Biotechnology, Inc. – Registration Statement on Form S-1 (Registration No. 333-224163) filed with the Commission on April 23, 2018

Accordingly, the Company does not believe it is using the term in a manner inconsistent with industry practice in describing a product candidate’s desired or observed characteristics in clinical trials and preclinical studies, or in a manner that denotes safety or efficacy determinations.

4.

We note your response to our prior comment 7. We also note that your disclosure appears to continue to make comparisons that are not head-to-head, we reissue our comment. We note the following disclosure in particular: “In preclinical studies of our FXR agonists, we have observed improvement in colon inflammation on a level similar to that of injectable biologics currently used for treatment.” Please remove any comparisons with third party treatments, including your perceived similarity to existing therapies currently used for treatment.

Response: The Company has revised the disclosure on pages 3 and 88 of the Registration Statement to add additional details regarding the head-to-head preclinical studies that the Company conducted. The Company has also added additional risk factor disclosure on page 16 of the Registration Statement regarding the risk that the results of these specific preclinical studies may not be observed in the Company’s clinical trials.

*                *                 *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Preston Klassen, M.D., MHS, Metacrine, Inc.

Cheston J. Larson, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com